Annual Shareholder Meeting Results

PIMCO Strategic Income Fund, Inc., PIMCO Global
StocksPLUS(r) & Income Fund and PIMCO Dynamic Income
Fund held their annual meetings of shareholders on June 30, 2015.
Shareholders voted as indicated below.

PIMCO Dynamic Income Fund

Re election of Deborah A. DeCotis Class III to serve until
the annual Meeting for the 2018 2019 fiscal year
              Withheld
Affirmative  Authority
37,557,762    903,213
Re election of John C. Maney Class III to serve until the
annual Meeting for the 2018 2019 fiscal year
37,848,808    612,167

The other members of the Board of Trustees at the time of the meeting, namely, Messrs. Hans W. Kertess, Bradford K.
Gallagher, William B. Ogden, IV,James A. Jacobson, Alan
Rappaport and Craig A. Dawson continued to serve as Trustees of the Fund. Interested Trustee